Phil Murray <phil@campgladiator.com>

More Info about Crowd Funding

1 message

Jeff Davidson <jeff@campgladiator.com> Mon, Dec 12, 2022 at 11:07 PM
To: Jeff Davidson <jeff@campgladiator.com>
Bcc: hq@campgladiator.com

CG Nation,

A few questions came in today about the video and the survey we are working on, so wanted to provide some more information!

What is CG's Fundraising history, and do we need to raise more funds in the future?

CG was bootstrapped (financed by Jeff & Ally) from 2008 until 2020, and ran profitably but lean all of those years. After Covid and our pivot to virtual fitness, we realized that raising some capital would be very helpful to improve our infrastructure, could support expansion, and would also be helpful in the event Covid persisted. We set out to raise 25M in funds and got a committed partner in May of 2021. Prior to completing the round, the Delta wave broke out, and we wound up raising around 40% of our target. Jeff & Ally maintained control of the company with a minority partner - Sovereign's Capital. Looking back, while it would have been nice to raise more funds, at that time we were looking to invest mostly in the virtual fitness platform, and that landscape has changed considerably since then. We realized the Covid pandemic needed to fully pass before trying to complete our fundraise and made plans for late 2022 or 2023. As we developed the vision for CG 2.0 earlier this year, we targeted summer of 2023 for our next fundraising round.

If/When CG raises more funds, what will the investment go towards?

If you attended Next, you saw a lot of detail around our roadmap and plans for the first quarter of 2023. As we covered there, we intend to increase our payout to trainers, improve our tools for trainers, modernize our infrastructure by moving to stripe, and roll-out small group & 1x1. If/when we raise additional funds, our plans are to push our roadmap throughout 2023 into 2024 and continue to improve the tools we provide trainers, support new programs that can be added to the platform, do additional marketing and explore creative new ways to generate leads for our trainers. Basically use every penny to try and make your experience better.

How is CG's financial position today?

CG is fortunate to be in a good financial position with a strong cash balance. We saw the economic downturn very early in 2022 and reduced our expense structure by around 17% in April. Most other companies have taken similar action since then. As mentioned above, our plan has been to target this year for our next round of funding assuming the climate is decent.

What is Crowd Funding, and is that like Kick Starter?

Crowd Funding has been around for about a decade, and put simply, it allows people of all backgrounds to have small shares of ownership in a company, and they typically get cool VIP/Owner perks. Kick Starter is used to sell products or raise money to do projects. CG was approached and pitched by WeFunder, who specializes in helping startups as well as established companies and brands do a fundraising round with a combination of lead investors, advocates, customers, and the 1.4 million person WeFunder community. WeFunder was the first, is the largest, and pioneered the space. Check out their FAQ

Who would our lead investors be?

Jeff & Ally Davidson of course! We believe completely in the vision of 2.0 and would make a sizable investment into the round! There are several other existing investors and prominent individuals that have expressed interest in coming alongside us. Lead investors are expected to invest 100k or more.

Would Trainers have the ability to participate and own part of CG?

Yes! Trainers, campers, friends, family, advocates, and investors. There will also be separate VIP perks for Trainers that invest. The minimum investment is $100 and companies put a maximum on the total amount raised so it is first come first

serve. Some companies on WeFunder sell out in a couple weeks... others might run their campaign for 90 days.

Why not just do a fundraising round like last time with Venture Capital or Private Equity?

We very well may! As mentioned above, our plan was to do a traditional round in the summer of 23 and in early November we were approached by WeFunder with this opportunity in Q1 of next year. As you may have seen, it is a very difficult time to raise money with Private Equity right now with all the layoffs and challenges in financial markets, so we were hoping to get a few months into next year before starting that process.

So what is this survey all about?

It's pretty simple - WeFunder suggests checking the response from customers before making this process official. If customers are confused or not that excited then it might not make sense. If there is a lot of enthusiasm, it could be a good option. Before getting into the serious discussions our Board has asked us to do the customer survey. We will send you a copy of the email and survey tomorrow.

When will we decide and when would this happen?

Our goal is to do a full evaluation by the end of December. This includes the survey, interviewing other companies that have done this successfully, and researching competitive platforms. At that point we should have the information to make a decision. We would likely run our campaign in February or March.

Summary

Given our ambitious goals for improving the platform and doing everything we can to fulfill our mission, it is highly likely CG will conduct another fundraising round at some point in 2023. Crowd Funding may or may not be a good option, but it is at least worth doing a survey and evaluating the results. If we decide to move in this direction, we will let you know well before we go public and will provide you with information and resources to direct campers towards.

We love you guys, and will continue to do everything we can to help each of you be more successful!

Jeff

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JEFF DAVIDSON
Co-Founder / Co-CEO
campGladiator.com